WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

July 7, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings
Ms. Peggy Kim

Re: WuXi PharmaTech (Cayman) Inc.

Registration Statement on Form F-1 (File No. 333-150076)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, WuXi PharmaTech (Cayman) Inc. (the “Registrant”) hereby applies for an order granting withdrawal of its Registration Statement on Form F-1, together with all exhibits thereto, Commission File No. 333-150076 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 4, 2008.

In light of market conditions and the current trading price for the Registrant’s ADSs, the Registrant’s board has determined, as previously publicly announced, it is in the best interest of its shareholders to terminate the proposed offering. The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant offered or sold any securities under the Registration Statement, and all activity in pursuit of the public offering has been discontinued. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact Scott Graziano or Kurt Berney of O’Melveny & Myers LLP, outside counsel for the Registrant, at 949-823-6920 or 86-21-2307-7007, respectively.

Sincerely,

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Benson Tsang
Name:	Benson Tsang
Title:	Chief Financial Officer